Exhibit 99.3

Crown LNG Announces Filing of First Half 2024 Financial Statements on Form 6-K

LONDON, October 16, 2024 (GLOBE NEWSWIRE) – Crown LNG Holdings Limited (“Crown” or “Crown LNG”), a leading provider of LNG liquefaction and regasification terminal technologies for harsh weather locations, today announced that on October 16, 2024, Crown filed the unaudited financial statements of Crown LNG Holding AS, a wholly owned subsidiary of Crown, for the six-month period ended June 30, 2024 on Form 6-K with the U.S. Securities and Exchange Commission (“SEC”). The filing is available online through the SEC’s website.

Crown LNG continues to execute against its strategic priorities – moving its India and Scotland projects toward Final Investment Decision, pursuing revenue generating M&A, and exploring possibilities for liquefied natural gas export facility development. These priorities were laid out and discussed in Crown’s Corporate Update, which is available on the Crown LNG Investor page here.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Crown LNG Contacts

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com